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SEC Mail Processing Section

AUG 29 2017

Washington DC
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17018454

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49409

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/16 AND ENDING 06/30/17
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vestech Securities, Inc,

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11477 Olde Cabine Rd. Ste 310
(No. and Street)

St. Louis	Missouri	63141
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN HUANG 314 828-2111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shedjama, Inc. dba Edward Opperman, CPA
(Name – *if individual, state last, first, middle name*)

1901 Kossuth Street	Lafayette	Indiana	47905
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

aub

OATH OR AFFIRMATION

I, John Huang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vestech Securities, Inc., as of June 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title


PAUL B. KNESE
Notary Public, Notary Seal
State of Missouri
St. Louis County
Commission # 17662900
My Commission Expires January 25, 2021

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VESTECH SECURITIES, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS

JUNE 30, 2017



EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

EDWARD OPPERMAN, CPA

CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNER IN SUCCESS"

VESTECH SECURITIES, INC.

TABLE OF CONTENTS

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Vestech Securities, Inc.
St. Louis, Missouri

We have audited the accompanying statement of financial condition of Vestech Securities, Inc., (a Kansas corporation), as of June 30, 2017, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of Vestech Securities Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vestech Securities, Inc. as of June 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedules included in this report have been subjected to audit procedures performed in conjunction with the audit of Vestech Securities, Inc.'s financial statements. The supplemental information is the responsibility of Vestech Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

SHEDJAMA, INC.
dba Edward Opperman, CPA
Lafayette, Indiana
August 24, 2017

VESTECH SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2017

ASSETS

ASSETS	
Cash	$ 29,468
Deposit with clearing organization	50,000
Advisory fees and commissions receivable	26,187
Note receivable and advances from stockholder	7,747
TOTAL CURRENT ASSETS	113,402
PROPERTY AND EQUIPMENT	
Furniture and equipment	12,891
Less: Accumulated depreciation	9,412
TOTAL PROPERTY AND EQUIPMENT, net	3,479
OTHER ASSETS	
Security deposit	2,000
TOTAL OTHER ASSETS	2,000
TOTAL ASSETS	118,881

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accrued salaries and commissions payable	26,825
Accounts payable	1,940
Deferred rent	13,104
TOTAL LIABILITIES	41,869
STOCKHOLDER'S EQUITY	
Common stock (100,000 shares authorized, 1,251 shares issued and 251 outstanding)	35,000
Paid-in capital	61,002
Accumulated deficit	(18,990)
TOTAL STOCKHOLDER'S EQUITY	77,012
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 118,881

VESTECH SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2017

REVENUE		
Commissions and advisory fees	$	809,963
Other income		6,042
TOTAL REVENUE		816,005
EXPENSES		
Broker commissions		552,058
Salaries, wages and payroll taxes		117,795
Clearing expenses		47,779
Rent		39,552
Regulatory expenses		27,336
Legal and professional fees		18,853
Insurance		12,116
Communications expense		7,915
Other expenses		29,340
TOTAL EXPENSES		852,744
Net income (loss) before income taxes		(36,739)
Income taxes		-
NET INCOME (LOSS)	$	(36,739)

VESTECH SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2017

	Common Stock	Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE AT THE BEGINNING OF THE YEAR	$ 1,000	60,002	$ 17,749	$ 78,751
Net Income (loss)	-		(36,739)	(36,739)
Stock issued	35,000	-	-	35,000
Stock redeemed	(1,000)	1,000	-	-
Stockholder's distributions	-	-	-	-
BALANCE AT THE END OF THE YEAR	$ 35,000	$ 61,002	$ (18,990)	$ 77,012

VESTECH SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2017

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	(36,739)
Adjustments to reconcile net income (loss) to net cash provided by		
Operating activities:		
Depreciation expense		1,988
(Increase) decrease in operating assets:		
Deposit with clearing organization		13,740
Advisory fees and commissions receivable		23,135
Note receivable and advances from stockholder		16,044
Other receivables		-
Increase (decrease) in operating liabilities:		
Accrued salaries and commissions payable		12,449
Accounts payable		(2,659)
Other accrued liabilities		(7,998)
Deferred rent		7,452
Net cash provided by operating activities		27,412
NET INCREASE IN CASH		27,412
CASH AT BEGINNING OF YEAR		2,056
CASH AT END OF YEAR	$	29,468

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations— Vestech Securities, Inc. (the Firm) was incorporated in Kansas on March 13, 1996. The Firm is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC). The Firm provides financial services and advice for private and corporate clients primarily located in Kansas and Missouri.

b. Revenue Recognition—Security transactions and the related commission revenue and expense are recorded on a settlement date basis, which is generally the third business day following the transaction. If materially different, revenue is recognized in a trade date basis. Investment advisory and wrap management fees are generally recognized as services are provided. Generally, fees are billed on a quarterly basis based on the account's value at the end of the quarter.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates

d. Cash Equivalents—For purposes of the statement of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were none at June 30, 2017.

e. Concentrations of Credit Risk—The Firm places its cash in accounts with financial institutions. At times, balances in these accounts may be exceed FDIC insured limits. The Firm did not have accounts in excess of insured limits at June 30, 2017.

f. Receivable from Broker-Dealers and Clearing Organization— Receivables from investment advisory fees are generated only from creditworthy organizations and are generally collected in full within 30 days of their invoicing and accrual. The Firm reviews all accounts for collectability and records an allowance for any they determine to be questionable. Any account deemed to be uncollectible is written off against the allowance. At June 30, 2017, no allowance was determined to be necessary.

g. Property and Equipment—Property and equipment are recorded at cost less accumulated depreciation. Depreciation is recognized on the straight-line method over the estimated useful lives of the assets ranging from three to seven years. Expenditures for repairs and maintenance and minor replacements are expensed as incurred.

h. Advertising—The Firm's advertising costs are expensed as incurred. There were no advertising costs incurred during the year.

NOTE 2: CLEARING DEPOSIT

The clearing organization which the Firm uses requires a deposit that serves as a reserve for counterparty credit risk, including default risk and settlement risk, as well as market risk on open un-hedged positions. At June 30, 2017, the balance of this deposit was $50,000.

NOTE 3: EXEMPTION UNDER RULE 15c3-3

The Firm claims an exemption under Rule 15c3-3 in accordance with the provision of paragraph (k)(2)(ii) "All customer transactions cleared through another broker-dealer on a fully disclosed basis." During the year ended June 30, 2017 there were no amounts to be reported pursuant to the possession or control requirements under Rule 15c3-3, and the Firm is in compliance with their stated exemptive provisions, and thus is exempt from the provisions of Rule 15c3-3.

NOTE 4: RELATED PARTY TRANSACTIONS

As of June 30, 2017, the Firm has a non-secured note receivable from a stockholder with a balance of $2,450. This note has an interest rate of 3% with no specific repayment terms. The Firm has a receivable for accrued interest of $175 at June 30, 2017 on this note. There was also an unsecured stockholder advance with a balance of $5,122 at June 30, 2017.

NOTE 5: INCOME TAX EXPENSE

The Firm has elected to be treated as an S Corporation for tax purposes. In lieu of corporate income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Firm's taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Accounting principles generally accepted in the United State of America require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none for 2017.

The firm's federal and state income tax returns for 2014 through 2017 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

NOTE 6: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation Number 48 (FIN 48), Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (SFAS 109). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The Firm has elected to defer the adoption of FIN 48 as allowed in FASB Staff Position (FSP-48-3) issued December 30, 2008. The adoption of this standard is not currently anticipated to have a material impact on the Firm's financial position, results of operations, or cash flows; however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continue to evaluate any uncertain tax positions, if any, during the deferral period.

NOTE 7: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At June 30, 2017, net capital as defined by the rules, equaled $63,786. The ratio of aggregate indebtedness to net capital was 65.64%. Net capital in excess of minimum required is $58,786. The Firm must also calculate net capital less the greater of 10% of total aggregated indebtedness or 120% of their minimum net capital requirement. This amount is $57,786.

NOTE 8: OPERATING LEASE

The Firm operates in leased office space under a lease through June 15, 2020 with two options to extend for three years each. The Firm recognizes rent expense on a straight-line over the term of the lease. Rent expense was $39,552 for the year ended June 30, 2017.

The following is the future minimum lease payments required under this lease that have initial or remaining non-cancelable lease terms in excess of one year:

Year Ending June 30,	
2018	$36,515
2019	36,515
2020	37,646
Total	$110,676

NOTE 9: RECONCILIATION PURSUANT TO RULE 17A-5(D)(4)

There were no material reconciling items between the June 30, 2017 unaudited FOCUS report and this audit, in the computation of Net Capital under Rule 15c3-1.

NOTE 10: POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3

Information relating to possession or control requirements is not applicable to the Firm as the Firm qualified for exemption under Rule 15c3-3 (k) (2) (ii).

NOTE 11: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended June 30, 2017. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 12: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date which the report of the independent registered accounting firm was available to be issued.

VESTECH SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS
AS OF JUNE 30, 2017

COMPUTATION OF NET CAPITAL		
Total ownership equity from Statement of Financial Condition	$	77,012
less nonallowable assets from Statement of Financial Condition		(13,226)
Net capital before haircuts on securities positions		63,786
Haircuts on securities		-
Net Capital	$	63,786
Aggregate Indebtedness	$	41,869
Net capital required based on aggregate indebtedness (6-2/3%)		2,793
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum dollar net capital requirement of reporting broker or dealer		5,000
Excess Net Capital	$	58,786
COMPUTATION OF AGGREGATE REQUIREMENTS		
(A) - 10% of total aggregate indebtedness		4,187
(B) - 120% of minimum net capital requirement		6,000
Net Capital less the greater of (A) or (B)	$	57,786
Percentage of Aggregate Indebtedness to Net Capital		65.64%

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL COMPUTATION

The Board of Directors
Vestech Securities, Inc.
St. Louis, Missouri

Reference: Reconciliation between the audited computation of net capital and the broker dealer's unaudited net capital computation as reported on the June 30, 2017 Part IIA filing.

Conclusion: There were no material differences between the audited and unaudited net capital computation.

SHEDJAMA, INC
dba Edward Opperman, CPA
Lafayette, Indiana
August 24, 2017

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Vestech Securities, Inc.
St. Louis, Missouri

We have audited the accompanying statement of financial condition of Vestech Securities, Inc., (a Kansas corporation), as of June 30, 2017, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of Vestech Securities Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vestech Securities, Inc. as of June 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedules included in this report have been subjected to audit procedures performed in conjunction with the audit of Vestech Securities, Inc.'s financial statements. The supplemental information is the responsibility of Vestech Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

SHEDJAMA, INC.
dba Edward Opperman, CPA
Lafayette, Indiana
August 24, 2017


CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

The Board of Directors
Vestech Securities, Inc.
St. Louis, Missouri

In planning and performing our audit of the financial statements of Vestech Securities, Inc. as of and for the year ended June 30, 2017, in accordance with auditing standards generally accepted in the United States of America, we considered Vestech Securities, Inc.'s internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Vestech Securities, Inc.'s internal control. Accordingly, we do not express an opinion on the effectiveness of Vestech Securities, Inc.'s internal control. Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Vestech Securities, Inc., including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a) (11) and for determining compliance with the provisions of Rule 15c3-3. Because Vestech Securities, Inc does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Vestech Securities, Inc is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud May occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Vestech Securities, Inc.'s practices and procedures, as described in the second paragraph of this report, were adequate at August 21, 2017, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



SHEDJAMA, INC.
dba Edward Opperman, CPA
Lafayette, Indiana
August 24, 2017

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Board of Directors
Vestech Securities, Inc.
St. Louis, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2017, which were agreed to by Vestech Securities, Inc. and SIPC, Securities and Exchange Commission, and Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating Vestech Securities, Inc's compliance with the applicable instructions of Form SIPC-7. Vestech Securities, Inc.'s management is responsible for Vestech Securities, Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended June 30, 2017 with the amounts reported in Form SIPC-7 for the year ended June 30, 2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC.
dba Edward Opperman, CPA
Lafayette, Indiana
August 24, 2017

VESTECH SECURITIES, INC.
BROKER DEALER EXEMPTION REPORT
SEC RULE 15C3-3
JUNE 30, 2017


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

EDWARD OPPERMAN, CPA
CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNER IN SUCCESS"

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Vestech Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers, in which Vestech Securities, Inc., identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §240.15c3-3: (2) (ii), and Vestech Securities, Inc. stated that Vestech Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception Vestech Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sincerely,

SHEDJAMA, INC.
dba Edward Opperman, CPA
Lafayette, Indiana
August 24, 2017



VESTECH SECURITIES, INC.

August 24, 2017

Vestech Securities, Inc.
SEC Filing #8-49409
Firm ID# 41409
For the Year ended June 30, 2017

EXEMPTION REPORT

In accordance with the requirements of SEC Rule 17a-5(d)(4)(i)-(ii), I, John Huang, certify and attest, to the best of my knowledge and belief that the following statements are true and correct with regard to Vestech Securities, Inc.:

1. Vestech Securities, Inc. claimed an exemption from SEC Rule 15c3-3 under provision 15c3-3(k)(2)(ii) throughout the most recent fiscal year, in that it is an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with clearing broker or dealers, and it promptly transmits all customer funds and securities to the clearing broker or dealers which carry all of the accounts of such customers and maintain and preserve such books and records pertaining thereto pursuant to the requirements of § 240.17a-3 and 240.17a-4, as are customarily made and kept by clearing broker or dealers and;

2. Vestech Securities, Inc. met the above exceptive provisions in SEC Rule 15c3-3(d)(2)(ii) throughout the fiscal year without exception.



John Huang, Director / CCO
11477 Olde Cabin Road
Suite 310
St. Louis, MO 63141